

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2011

Via E-mail
Mr. Renato Dela Rama
Vice President of Finance
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

> **Re: Cemtrex, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed January 14, 2011**
> **File No. 000-53238**

Dear Mr. Dela Rama:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 9A. Controls and Procedures, page 21

1.   Please amend your Form 10-K to disclose the conclusions of the company's principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of September 30, 2010, consistent with Item 307 of Regulation S-K.

Renato Dela Rama
Cemtrex, Inc.
July 29, 2011
Page 2

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding our comment. You may also contact me at (202) 551-3671 with any questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant